SEC 08029501 ISSION
20549

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Mail Processing Section
MAR 14 2008
Washington, DC
106

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38646 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GUZMAN & COMPANY

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Aragon Avenue
(No. and Street)

Coral Gables, (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leopoldo E. Guzman (305) 374-3600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, FL 33131
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

**CHECK ONE:**

X ☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Leopoldo E. Guzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GUZMAN & COMPANY, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINA E. RODRIGUEZ
MY COMMISSION # DD 752680
EXPIRES: January 28, 2012
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT
Title

3/13/08
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

### ASSETS

| | |
|---|---|
| Cash | $ 2,089,276 |
| Cash segregated under regulatory requirements | 74,557 |
| Deposits with clearing organizations | 100,000 |
| Receivable from broker-dealers and clearing organizations | 873,449 |
| Other receivables | 250,111 |
| Receivable from related party | 47,233 |
| Marketable securities owned, at market value | 13,591,233 |
| Prepaid expenses and deposits | 224,127 |
| Furniture, equipment and leasehold improvements, net | 61,184 |
| | $17,311,170 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Securities sold, not yet purchased, at market value | $ 1,126,990 |
| Payable to broker-dealers and clearing organizations | 2,501,579 |
| Accounts payable and accrued expenses | 876,033 |
| | 4,504,602 |
| SUBORDINATED BORROWINGS | 4,000,000 |
| COMMITMENTS AND CONTINGENCIES | |
| STOCKHOLDERS' EQUITY | |
| Common stock, par value $1.00 per share; 7,500 shares authorized; 2,000 shares issued and outstanding | 2,000 |
| Additional paid-in capital | 400,645 |
| Retained earnings | 8,403,923 |
| | 8,806,568 |
| | $17,311,170 |

END

The accompanying notes are an integral part of these consolidated financial statements.